UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment 2)*

Stryve Foods Holdings, LLC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

863685103
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)
[X ] Rule 13d-1(c)
[    ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 863685103   13G   Page 2 of 7 Pages
1. NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Pura Vida Investments, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
 (a) [    ]
(b) [ x ]
3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH 5. SOLE VOTING POWER

 0
 6. SHARED VOTING POWER
1,470,649

 7. SOLE DISPOSITIVE POWER

0
 8. SHARED DISPOSITIVE POWER

1,470,649
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,470,649
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.55%
12. TYPE OF REPORTING PERSON (see instructions)

 IA

CUSIP No. 863685103   13G   Page 3 of 7 Pages
1. NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Efrem Kamen

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
 (a) [    ]
(b) [ x ]
3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
 United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH 5. SOLE VOTING POWER

 0
 6. SHARED VOTING POWER
1,470,649
 7. SOLE DISPOSITIVE POWER

 0
 8. SHARED DISPOSITIVE POWER
1,470,649
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,470,649
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.55%

12. TYPE OF REPORTING PERSON (see instructions)

 IN, HC

CUSIP No. 863685103   13G   Page 4 of 7 Pages

Item 1.
 (a) Name of Issuer

Stryve Foods Holdings, LLC.

  (b) Address of Issuer's Principal Executive Offices

5801 Tennyson Parkway
Suite 275
Plano, TX 75024
United States

Item 2.
 (a) Name of Person Filing

Pura Vida Investments, LLC
Efrem Kamen
(collectively, the "Filers").

  (b) The address of the principal place of the Filers is located at:

Pura Vida Investments, LLC 512 West 22nd Street, 7th Floor, New York, NY 10011

  (c)  For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

  (d) Title of Class of Securities

Common Stock

  (e) CUSIP Number

863685103

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

  (a) [  ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

  (b) [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

  (c) [  ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

  (d) [  ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

  (e) [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 863685103   13G   Page 5 of 7 Pages

  (g) [  ]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

  (h) [  ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

  (i) [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

  (j) [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) Amount beneficially owned:*

Pura Vida Investments, LLC - 1,470,649 shares
Efrem Kamen - 1,470,649 shares

(b) Percent of class:**

Pura Vida Investments, LLC - 5.55%
Efrem Kamen - 5.55%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0 shares

(ii) Shared power to vote or to direct the vote

Pura Vida Investments, LLC - 1,470,649 shares
Efrem Kamen - 1,470,649 shares

(iii) Sole power to dispose or to direct the disposition of

0 shares

(iv) Shared power to dispose or to direct the disposition of

Pura Vida Investments, LLC - 1,470,649 shares
Efrem Kamen - 1,470,649 shares

*Shares reported herein are for warrants to acquire up to 1,470,649 shares of Class A Common Stock of the Issuer and are owned by Pura Vida Master Fund, Ltd. (the "Pura Vida Master Fund") and certain separately managed accounts (the "Managed Accounts," collectively the "Client Accounts"). Pura Vida Investments, LLC ("PVI") serves as the investment manager or sub-adviser to the Client Accounts. Efrem Kamen serves as the Managing Member of PVI. By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Client Accounts. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Sections 13 and 16 of the Securities Exchange Act of 1934, as
CUSIP No. 863685103   13G   Page 6 of 7 Pages

amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Persons pecuniary interest therein, if any.

**The percentages herein are calculated based upon (1) 25,010,612 shares of Class A Common Stock of the Issuer outstanding per the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022 and (2) 1,470,649 shares of Class A Common Stock of the Issuer issuable upon exercise of warrants owned by the Reporting Persons, which have been added to the total shares of Common Stock of the Issuer outstanding pursuant to Rule 12d-3(d)(3) under the Act..

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ?

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: April 18, 2023

Pura Vida Investments, LLC

By: /s/  Efrem Kamen, Managing Member

CUSIP No. 863685103   13G   Page 7 of 7 Pages

EXHIBIT A
AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G
Statement Pursuant to Rule 13d-1(k)(1)
The undersigned hereby consent and agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Pura Vida Investments, LLC. beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The parties hereto further consent this Statement pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

Dated: April 18, 2023

Pura Vida Investments, LLC

By: /s/  Efrem Kamen, Managing Member